Hoth Therapeutics, Inc.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

May 5, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams

Re:	Hoth Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-237567

Ms. Adams:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Hoth Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, May 6, 2020, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Respectfully,

HOTH THERAPEUTICS, INC.

By:	/s/ Robb Knie
Name:	Robb Knie
Title:	Chief Executive Officer